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FOR IMMEDIATE RELEASE   NASDAQ: CRME   TSX: COM

CARDIOME ANNOUNCES EXPANSION OF GLOBAL GEOGRAPHIC FOOTPRINT FOR BRINAVESS®

– Brinavess® Launched This Week in South Africa; New Distribution Agreement Signed for Pakistan –

Vancouver, Canada, November 2, 2017 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the expansion of its geographic presence for Brinavess (vernakalant hydrochloride, IV) into the two new key territories of South Africa and Pakistan. Following the recent receipt of authorization from South Africa's Department of Health, Brinavess was launched in South Africa by Cardiome's partner Aspen Medical, preparing for the first sale of the product on the African continent.

Cardiome is eligible to receive payments from Aspen Medical based on pre-specified annual commercial goals. Aspen Medical, who also markets Aggrastat® in South Africa, is a wholly-owned subsidiary of Aspen Pharmacare (a division of the Aspen Group), the largest pharmaceutical company in Africa. In addition to this commercial launch, a Cardiome affiliate, Correvio International Sàrl, entered into an exclusive license and distribution agreement with ATCO Laboratories Limited that will advance Brinavess toward commercialization in Pakistan. Under the terms of the license agreement, ATCO will be responsible for obtaining, at its own cost, regulatory and pricing approvals for Brinavess from the Drug Regulatory Authority of Pakistan, then executing the commercial launch and subsequent sale and marketing of Brinavess in the territory.

"We are pleased to be adding South Africa to the growing list of countries where Brinavess is now available to patients, where our partner Aspen's standing as a leading company in the region positions us for a strong launch with anticipated favorable economics for both parties," said Hugues Sachot, Chief Commercial Officer of Cardiome. "On the licensing front, Pakistan is an important, high population geography where we believe Brinavess may fill in-hospital, acute care needs. ATCO has a solid track record of regulatory and commercial expertise, obtaining necessary marketing approvals and delivering high-quality medications to hospitals and patients throughout its territories. We look forward to working with all of our global partners to identify opportunities to continue to expand the international footprint for Brinavess."

About Atrial Fibrillation

Atrial Fibrillation (also known as AFib or AF) is a supraventricular tachyarrhythmia with uncoordinated atrial activation resulting in ineffective atrial contraction and if left untreated, structural and/or electrophysiological atrial tissue abnormalities.[1] AF is a common cardiac rhythm disturbance that increases in prevalence with advancing age.[1] According to the American Heart Association, estimates of the prevalence of AF in the U.S. ranged from 2.7 million to 6.1 million in 2010, and is expected to rise to between 5.6 million to 12 million in 2030.[2] There are two strategies to manage AF, namely, rhythm- or rate-control. A rhythm-control strategy may be used in patients who are severely compromised, remain symptomatic despite adequate rate control, when adequate rate control is difficult to achieve, when long term rhythm control therapy is preferred, younger patient age, presence of tachycardia-mediated cardiomyopathy, and first episode of AF.[1,3] Early intervention with a rhythm-control strategy to prevent progression of AF may be particularly beneficial to the AF patient.[1]

About BRINAVESS®

Brinavess® (vernakalant HCl, IV) is an antiarrhythmic drug that acts preferentially in the atria by prolonging atrial refractoriness and slowing impulse conduction in a rate-dependent fashion. Brinavess is approved for marketing in Europe, Canada and several other countries worldwide. In Europe, it is approved for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults: 1) for non-surgery patients: atrial fibrillation $\leq$ 7 days duration; and 2) for post-cardiac surgery patients: atrial fibrillation $\leq$ 3 days duration. Vernakalant IV is not approved for use in the United States.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver Remodulin® (treprostinil) the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

References

1. January CT et al. 2014 AHA/ACC /HRS guideline for the management of patients with atrial fibrillation. J AM Coll Cardiol. 2014;34:e1-e76.
2. Mozaffarian D et al. Heart Disease and Stroke Statistics-2016 Update: A Report From the American Heart Association. Circulation. 2016 Jan 26;133(4):e38-60.
3. Camm AJ et al. Guidelines for the management of atrial fibrillation, The Task Force for the Management of Atrial Fibrillation of the European Society of Cardiology (ESC). Eur Heart J. 2010;31:2369-2429.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, Asia, and the other regions in which we operate; market demand; technological changes that could impact our existing or future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities. These and other risks are described in the Form 40F and associated documents filed March 29, 2017 (see for example, "Risk Factors" in the Annual Information Form for the year ended December 31, 2016), in the Form 6-K filed August 10, 2017, and in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.
Xydalba® is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
All other trademarks are the property of their respective owners.

Contact:

Justin Renz
CFO
Cardiome Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@cardiome.com

Argot Partners
Michelle Carroll/Sean Augustine-Obi
212.600.1902
michelle@argotpartners.com
sean@argotpartners.com